UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.                      Name of issuer or person filing (“Filer”):  Just Energy Group Inc.

B.                      (1)                   This is [check one]

☒                    an original filing for the Filer

☐                      an amended filing for the Filer

(2)                   Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.                      Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Just Energy Group Inc.

Form type:	Registration Statement on Form F-10

File Number (if known):	333-222141

Filed by:	Just Energy Group Inc.

Date Filed (if filed concurrently, so indicate):	December 18, 2017 (concurrently herewith)

D.                      The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated):

Canada

and has its principal place of business at (Address in full and telephone number):

6345 Dixie Road, Suite 400

Mississauga, Ontario, Canada L5T 2E6

(905) 670-4440

E.                       The Filer designates and appoints (Name of United States person serving as agent):

Just Energy (U.S.) Corp. (“Agent”)

located at (Address in full in the United States and telephone number):

5251 Westheimer Road, Suite 1000

Houston, Texas 77056

(855) 694-8529

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)                       any investigation or administrative proceeding conducted by the Commission; and

(b)                   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F , 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                        The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934, as amended.

The Filer further undertakes to advice the Commission promptly of any changes to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                      The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mississauga, Ontario on this 18th day of December, 2017.

JUST ENERGY GROUP INC.

By:	/s/ Patrick McCullough
Patrick McCullough
Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

JUST ENERGY (U.S.) CORP.
(as Agent for Service)

By:	/s/ Patrick McCullough
Patrick McCullough
Chief Financial Officer